Macquarie Infrastructure Company LLC

125 W. 55th Street Level 9 New York NY 10019 UNITED STATES	Telephone Facsimile Internet	(212) 231-1000 (212) 231-1828 www.macquarie.com

October 1, 2007

Jill Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Macquarie Infrastructure Company LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 1-32385

Dear Ms. Davis:

Further in connection with our response to you in our letter dated September 20, 2007, the Company acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call if you have any questions or would like to discuss further.

Very truly yours,

Francis T. Joyce

Encl.

cc:	Mr. Mark Wojciechowski, Securities and Exchange Commission
Ms. Antonia Stolper, Shearman & Sterling LLP
Ms. Heidi Mortensen, Macquarie Infrastructure Company LLC
Mr. Todd Weintraub, Macquarie Infrastructure Company LLC